Exhibit(a)(2)(A)(ii)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

COX RADIO, INC.

(Name of Subject Company)

COX RADIO, INC.

(Name of Person Filing Statement)

Class A common stock, par value $0.33 per share

(Title of Class of Securities)

224051102

(CUSIP Number of Class of Securities)

Robert F. Neil

President and Chief Executive Officer

Cox Radio, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

(678) 645-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay M. Tannon

Frank M. Conner III

Michael P. Reed

DLA Piper LLP (US)

500 8th Street, NW

Washington, DC 20004

(202) 799-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment on Schedule 14D-9/A (together with any Exhibits and Annexes hereto, this

“Amendment”) is to amend Item 3, Past Contacts, Negotiations and Agreements, Item 4, The Solicitation or Recommendation, Item 7, Purposes of the Transaction and Plans or Proposals, Item 8, Additional Information, and Item 9, Exhibits.

Item 3. Past Contacts, Negotiations and Agreements.

The third paragraph under the heading “Past Contacts, Negotiations and Agreements — Director and Officer Ownership of Shares,” is replaced in its entirety with the following:

As of March 31, 2009, members of the Board beneficially owned in the aggregate 246,598 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares. The members of the Special Committee do not own any Shares. As discussed below in Item 4 “The Solicitation or Recommendation — Intent to Tender,” to the Company’s knowledge, the Company is unaware as to whether or not the Company’s executive officers, directors and affiliates (other than Media and Enterprises) intend to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options).

Item 4. The Solicitation or Recommendation.

Solicitation Recommendation.

All of the paragraphs under the heading “Solicitation Recommendation,” are replaced in their entirety with the following:

For the reasons described in this Amendment, the Special Committee is withdrawing its recommendation that the Company’s stockholders accept the Offer and tender their Shares. At this time, the Special Committee has determined to express no opinion and remain neutral with respect to the Offer. However, the Special Committee has not changed its previous determination with respect to the fairness, from a financial point of view, of the Offer Price to the Company’s stockholders (other than Media and Enterprises).

Based on this change in the Special Committee’s position with respect to the Offer, the Company is no longer a filing person or obligated to provide the disclosure required by Schedule 13E-3.

A copy of a press release communicating the updated recommendation as described in this Amendment is filed as Exhibit (a)(2)(D) to this Amendment and is incorporated herein by reference. Copies of the previously distributed letter to the Company’s stockholders and a prior press release communicating the original recommendation are filed as Exhibits (a)(2)(A) and (a)(2)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

All of the paragraphs under the heading “Background of the Offer,” are replaced in their entirety with the following:

Prior to September 1996, the Company was an indirect, wholly owned subsidiary of Enterprises. In September 1996, the Company became a publicly-traded company following Enterprises’ spin off of the Company (the “Spin-Off”), and the Shares were listed for trading on the NYSE. Since the Spin-Off, the Company has had two classes of common stock: the Shares; and, the shares of Class B Common Stock. Each Share is entitled to one vote per share, and each share of Class B Common Stock is entitled to ten votes per share voting together as a single class. As of March 31, 2009, Enterprises, through Media, beneficially owned 3,591,954 Shares and 58,733,016 shares of the Company’s Class B Common Stock. As a result of Media’s ownership of the Media Shares, Media holds 97.2% of the voting power of the aggregate outstanding shares of the Company and 78.4% of the aggregate outstanding shares of the Company.

On March 22, 2009, James C. Kennedy, chairman of the Board and chairman of the board of directors of Enterprises, Jimmy W. Hayes, a member of the Board and the chief executive officer, president and a director of Enterprises, and Sanford H. Schwartz, president of Media, telephoned each of the members of the Board who are not executive officers or directors of Enterprises, including Ms. Baranco and Mr. Evans, for the purpose of advising them of the Offer. Later that day, Mr. Hayes spoke to Mr. Evans, to advise him of the Offer. During their conversation, Mr. Hayes informed Mr. Evans that Ms. Baranco and Mr. Evans, neither of whom is a member of management or affiliated with Enterprises or Media, would likely be asked by the Board to serve on the Special Committee to evaluate the Offer because he and Ms. Baranco were the only directors who would have sufficient independence from Media and Enterprises to serve on the Special Committee. During their conversation, Mr. Hayes asked Mr. Evans if Mr. Evans would be willing to serve on the Special Committee if asked by the Board to do so. Mr. Evans stated that he would accept such service if the Board appointed him to the Special Committee. Mr. Evans telephoned Mr. Kennedy to inform Mr. Kennedy that Mr. Evans had received a telephone call from Mr. Hayes regarding the Offer. In determining whether Ms. Baranco and Mr. Evans were independent, the Board used the definitions of independence set forth in Section 303A of the Corporate Governance Listing Standards of the New York Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

Also on March 22, 2009, Mr. Kennedy spoke with Ms. Baranco and advised her of the Offer. During their conversation, Mr. Kennedy informed Ms. Baranco that Mr. Evans and Ms. Baranco would likely be asked by the Board to serve on the Special Committee to evaluate the Offer, because she and Mr. Evans were the only directors who would have sufficient independence from Media and Enterprises to serve on the Special Committee. During their conversation, Mr. Kennedy asked Ms. Baranco if she would be willing to serve on the Special Committee if asked by the Board to do so. Ms. Baranco stated that she would accept such service if the Board appointed her to the Special Committee.

Mr. Evans conferred with Ms. Baranco, and they determined to begin taking actions in an informal manner (with the understanding that the Board would likely formally appoint them as members of a special committee), because of the Commission’s requirement that the Special Committee file and distribute a Schedule 14D-9 containing its position with respect to the Offer within ten business days from March 23, 2009.

That same day, Enterprises sent by e-mail a letter to all of the members of the Board describing the Offer, a copy of which is filed as Exhibit (a)(5)(A) to the Schedule 14D-9 and incorporated herein by reference. The letter also states that Enterprises is interested only in acquiring the Shares not otherwise owned by Media and that Enterprises will not sell any Shares owned by Media or consider any strategic transaction involving the Company other than the Offer.

On March 23, 2009, Media and Enterprises commenced the Offer and issued a press release announcing the commencement of the Offer. The Company issued a press release on March 23, 2009, to confirm its receipt of the Offer, a copy of which is filed as Exhibit (a)(5)(B) to the Schedule 14D-9 and incorporated herein by reference.

On the morning of March 23, 2009, Ms. Baranco and Mr. Evans met telephonically with the chief financial officer, corporate secretary, assistant corporate secretary and outside counsel of the Company to discuss the Special Committee’s hiring of independent legal and financial advisors. The corporate secretary reminded Mr. Evans and Ms. Baranco that the corporate secretary and assistant corporate secretary of the Company were also officers of Enterprises. Later that morning, Ms. Baranco and Mr. Evans received from the corporate secretary of the Company, Media and Enterprises, lists of law firms and investment banking firms with which

Enterprises, Media or their affiliates had a relationship. Subsequent to receiving these lists, Ms. Baranco and Mr. Evans met telephonically to discuss these lists and considered several national law firms not on the law firm list provided. That evening, Ms. Baranco and Mr. Evans approved the retention of DLA Piper LLP (US) as its independent legal advisor, subject to final conflicts clearance, and determined to formalize the engagement of DLA Piper with an engagement letter once the Special Committee was officially formed by the Board.

Between March 23 and 25, 2009, with the assistance of DLA Piper as outside counsel, Ms. Baranco and Mr. Evans held numerous telephonic meetings relating to organizational matters and their responsibilities as proposed members of the Special Committee. They also began to develop a process to review the Offer. During this time, Ms. Baranco and Mr. Evans reviewed materials from several investment banking firms and conducted telephonic interviews with representatives from two investment banking firms in an effort to determine which investment banking firm the Special Committee should retain as its independent financial advisor once the Special Committee was officially formed by the Board. These firms discussed with Ms. Baranco and Mr. Evans their relevant experience and the types of valuation methodologies they expected to employ in analyzing the Offer. These firms were not on the list of investment banking firms provided to the Special Committee by the corporate secretary of the Company.

During a telephonic meeting on March 25, 2009, in which outside counsel to the Special Committee participated, Ms. Baranco and Mr. Evans discussed at length the merits of several investment banking firms that could act as the Special Committee’s financial advisor. At the conclusion of their discussion, Ms. Baranco and Mr. Evans approved the retention of Gleacher Partners LLC (“Gleacher”) as the Special Committee’s financial advisor, subject to reaching an agreement on the terms of its engagement. Before selecting Gleacher, Ms. Baranco and Mr. Evans discussed with their outside counsel the experience and independence of Gleacher to provide independent and objective financial advisory services to the Special Committee taking into account an insignificant business relationship between a management official of Gleacher and one of the members of the Special Committee. Ms. Baranco and Mr. Evans instructed their outside counsel to negotiate an engagement letter with Gleacher to formalize its retention by the Special Committee once officially formed by the Board.

During another telephonic meeting on March 25, 2009, Ms. Baranco and Mr. Evans discussed with their outside counsel the retention of special Delaware counsel to assist with the legal representation of the Special Committee. Ms. Baranco and Mr. Evans discussed various Delaware law firms with their outside counsel, and based on the recommendation of their outside counsel, Ms. Baranco and Mr. Evans approved the engagement of Richards, Layton & Finger, P.A. as special Delaware counsel.

Between March 24 and 27, 2009, outside counsel to the Special Committee discussed the role of the Special Committee with respect to the Offer with outside counsel to Enterprises, including whether the Special Committee should have the authority to negotiate the terms of the Offer with Media and Enterprises. The Board adopted resolutions that officially formed and approved the Special Committee, its members and its role with respect to the Offer on March 31, 2009, and the Board ratified the Special Committee’s members’ authority to act prior to that date, including retention of its independent legal and financial advisors (the “March 31 Resolution”). A copy of the March 31 Resolution is filed as Exhibit (a)(5)(G) to this Amendment and is incorporated herein by reference.

The Board delegated to the Special Committee the exclusive power and authority of the Board, to the fullest extent permitted by applicable law and the Company’s bylaws, to consider the Offer and make a statement regarding the Offer to the Company’s stockholders. In addition, the Board approved a one-time fee of $35,000 to be paid to each member of the Special Committee for such member’s services on the Special Committee and an additional meeting fee of $1,000 for each telephonic and in-person meeting of the Special Committee that a member attended. In light of Enterprises’ statement that it was not interested in selling its Shares and would not consider any strategic transaction involving the Company other than the Offer, the Special Committee was not empowered or authorized to initiate, solicit or accept alternative proposals from third parties with respect to the acquisition of any of the assets or of the capital stock of the Company.

On March 26 and 27, 2009, Ms. Baranco and Mr. Evans held numerous telephonic meetings with their outside counsel and financial advisor to further develop the process for evaluating the Offer and to determine the information necessary for the Special Committee to complete its evaluation of the Offer.

On March 26, 2009, Charles L. Odom, the Company’s chief financial officer, requested that Enterprises provide to the Special Committee’s financial advisor a copy of all information that the Company had provided to Enterprises in the ordinary course that was subsequently used in connection with the Offer. On March 27, 2009, an attorney from Enterprises’ outside counsel responded to Mr. Odom’s request by providing the Special Committee’s outside counsel with all of the materials that the Company had provided to Enterprises in the ordinary course and that were subsequently used in connection with Enterprises’ planning and preparing the Offer. The correspondence also included Enterprises’ analysis of the number of outstanding Shares of the Company’s common stock that was derived from stock holding information provided by the Company in the ordinary course.

On March 30, 2009, at the request of the Special Committee’s financial advisor, representatives from Media and Enterprises’ financial advisor, the Special Committee’s financial advisor, the Special Committee’s outside counsel and Media and Enterprises’ outside counsel, met telephonically to discuss the Company’s adjusted projected unlevered free cash flow for 2013 as developed by Media and Enterprises’ financial advisor and reflected in the Schedule TO.

On March 31, 2009, the Special Committee, its outside counsel, its financial advisor, and members of the Company’s management met telephonically. The Special Committee’s financial advisor provided the Company with an overview of the contents of its preliminary report and asked Robert F. Neil, the Company’s president and chief executive officer, and Mr. Odom, to give the Special Committee an update on the Company’s current results of operations as well as an overview of management’s assumptions and qualifications underlying the projections that management provided to the Special Committee’s financial advisor. After giving their report to the Special Committee and responding to questions from the Special Committee, Messrs. Neil and Odom were excused from the meeting.

The Special Committee’s financial advisor continued with an overview of its preliminary report and its underlying analysis, and responded to questions from the Special Committee. The Special Committee also discussed with its outside counsel certain legal matters related to the Offer.

On April 1, 2009, the Special Committee met in person with its outside counsel and financial advisor. The Special Committee ratified all actions and approvals taken and made by the members of the Special Committee prior to the formal constitution of the Special Committee, including the retention of its independent legal and financial advisors and their respective actions to date. The Special Committee reviewed the key terms and conditions of the Offer with its outside counsel and financial advisor. The Special Committee also discussed with its outside counsel and financial advisor the market reaction to the Offer. The Special Committee’s financial advisor gave the Special Committee a report on its analysis with respect to the fairness of the Offer Price. The Special Committee’s financial advisor reviewed for the Special Committee each methodology the financial advisor used in its analysis of the fairness of the Offer Price. The Special Committee’s financial advisor responded to questions from the Special Committee regarding its analysis, recent share repurchases by the Company, the terms of the financial covenant in the Company’s bank credit facility (the “Revolving Credit Facility”), assumptions underlying each analysis that it performed and different methods that can be employed to assess the fairness of the Offer Price and whether the Offer Price is within a range of fairness. The Special Committee discussed with its outside counsel and its financial advisor the Offer, including its terms and conditions, the Company’s current financial results as provided by Messrs. Neil and Odom on March 31, 2009, the forecast the Company’s management prepared in February 2009 (the “February Forecast”) and the current and anticipated economic environment.

The Special Committee unanimously determined that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises) and to recommend to the Company’s stockholders (other than Media and Enterprises) that such stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later that day, the Company issued a press release announcing that the Board had officially formed the Special Committee to consider the Offer and that the Special Committee expected to file and distribute a Schedule 14D-9 containing its position with respect to the Offer by April 3, 2009. A copy of the press release is filed as Exhibit (a)(2)(C) to the Schedule 14D-9 and is incorporated herein by reference.

On April 3, 2009, the Special Committee filed and distributed a Schedule 14D-9, which provided that the Special Committee unanimously determined that the Offer was fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises) and recommended that the Company’s stockholders (other than Media and Enterprises) accept the Offer and tender their Shares pursuant to the Offer. The Schedule 14D-9 stated that the Special Committee did not have the authority to negotiate the terms of the Offer.

Between April 3 and 11, 2009, the Special Committee monitored the Company’s stock price and the market reaction to the Offer after the Special Committee’s recommendation was disclosed in the Schedule 14D-9. On April 11 and 12, 2009, the Special Committee held several informal telephonic conversations with its outside counsel to discuss the market reaction to the Offer. The Special Committee determined that it would meet telephonically on April 13, 2009 with its outside counsel and financial advisor to discuss the events that had occurred between April 3 and 12, 2009.

On April 13, 2009, the Special Committee met twice telephonically with its outside counsel and financial advisor to discuss the market reaction to the Offer. After consultation with its outside counsel and financial advisor, the Special Committee decided that it would telephone John M. Dyer, executive vice president and chief financial officer of Enterprises, to discuss the status of the Offer.

Later that day, the Special Committee telephoned Mr. Dyer and informed him that, although the Special Committee believed the Offer Price remained fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises), the Special Committee was concerned that the non-waivable majority of the minority condition might not be met as an insufficient number of Shares were likely to be tendered. The Special Committee discussed with Mr. Dyer a variety of factors underlying its concern. The Special Committee stated that it continued to believe the consummation of an offer was in the best interests of the Company’s stockholders (other than Media and Enterprises) and informed Mr. Dyer that Media and Enterprises should consider increasing the Offer Price. After the Special Committee telephoned Mr. Dyer, the Special Committee met telephonically with its outside counsel to discuss its conversation with Mr. Dyer.

That same day, Media and Enterprises filed an amendment to the Schedule TO and Media, Enterprises and the Company filed an amendment to the Schedule 13E-3, reporting the Company’s unaudited preliminary financial results for the month and three months ended March 31, 2009 (the “First Quarter Preliminary Financial Results”). The amendment to the Schedules TO and 13E-3 also included an updated forecast of the Company’s statement of income and other financial data for fiscal year 2009 (the “March Forecast”), which was prepared in the ordinary course of business by senior management of the Company and without input from Media and Enterprises. The First Quarter Preliminary Financial Results reflected that the Company had (a) revenue of $75.5 million as compared to projected revenue of $74.9 million in the February Forecast, (b) operating cash flow of $11.4 million as compared to projected operating cash flow of $10.5 million in the February Forecast and (c) projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $10.6 million as compared to projected EBITDA of $9.6 million in the February Forecast. The March Forecast reflected (a) projected revenue of $341.7 million as compared to projected revenue of $341.5 million in the February Forecast, (b) projected operating cash flow of $76.0 million as compared to projected operating cash flow of $73.6 million in the February Forecast, and (c) projected EBITDA of $72.3 million as compared to projected EBITDA of $69.0 million in the February Forecast.

On the morning of April 15, 2009, the Special Committee received a telephone call from Mr. Dyer who informed the Special Committee that Media and Enterprises would consider increasing the Offer Price, but that Media and Enterprises requested that the Special Committee propose an increased Offer Price. The Special Committee stated that it was not in a position to propose an increased Offer Price, but suggested that, at a minimum, Enterprises and Media should consider the public trading prices of the Shares since the announcement of the Offer. Mr. Dyer also informed the Special Committee that Media and Enterprises had asked their financial advisor to contact the Special Committee’s financial advisor regarding a potential increase of the Offer Price.

Later that morning, Media and Enterprises’ financial advisor telephoned the Special Committee’s financial advisor and talked about a process for discussing an increased Offer Price, but the respective financial advisors did not have any substantive discussions regarding the Offer Price.

Later on April 15, 2009, the Special Committee further discussed with its outside counsel the recent trading price and volume of the Shares, the overall market reaction to the Offer and the implications those and various other factors would have for satisfaction of the non-waivable majority of the minority condition. Thereafter, the Special Committee telephoned Mr. Dyer to encourage Media and Enterprises to increase the Offer Price, taking into consideration the trading range of the Company’s Shares during the Offer Period. The Special Committee stated that, unless the price was increased, it was concerned that the majority of the minority condition would not be satisfied.

On April 16, 2009, the Special Committee met telephonically with its outside counsel and financial advisor to discuss the fairness of the Offer Price in light of the First Quarter Preliminary Financial Results and the March Forecast. The Special Committee’s financial advisor advised that, although the First Quarter Preliminary Financial Results and the March Forecast reflected marginal improvement as compared to the February Forecast, the impact of such improvement was immaterial in light of the Company’s historical financial performance. In light of the First Quarter Preliminary Financial Results and the March Forecast, the Special Committee’s financial advisor reconfirmed for the Special Committee that the Offer Price was fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises). The Special Committee’s financial advisor responded to questions from the Special Committee regarding its analysis. The Special Committee concluded that the First Quarter Preliminary Financial Results and the March Forecast did not change its determination that the Offer was fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

Later on April 16, 2009, the Special Committee received a telephone call from Mr. Dyer during which he informed the Special Committee that, in light of the factors the Special Committee had previously raised and discussed with Mr. Dyer, Enterprises and Media were giving serious consideration to increasing the Offer Price to $4.20 and that the increased price may not be the best and final offer.

Shortly thereafter on April 16, 2009, the Special Committee met telephonically with its outside counsel and financial advisor to discuss the Special Committee’s telephone conversation with Mr. Dyer. The Special Committee determined that it would telephone Mr. Dyer again to impress upon Media and Enterprises that, given a variety of considerations, Media and Enterprises should make their best and final offer at that time in order to facilitate the valid tender of a sufficient number of Shares to satisfy the majority of the minority condition. Immediately after the Special Committee meeting ended, the Special Committee telephoned Mr. Dyer and communicated to him this message.

On April 17, 2009, outside counsel to the Special Committee and outside counsel to Enterprises and Media discussed by telephone the status of the Offer, the scope of the Special Committee’s authority, and the Special Committee’s willingness and the willingness of its financial advisor to engage in negotiations. They also discussed that the Special Committee’s understanding of the authority granted to it in the context of the negotiations of the March 31 Resolution differed from Media and Enterprises’ understanding.

On April 18, 2009, the Special Committee met telephonically with its outside counsel to be updated with respect to recent events and the status of the Offer. The Special Committee also discussed with its outside counsel a proposed Board resolution that would clarify the authority previously granted to the Special Committee pursuant to the March 31 Resolution with respect to the Offer.

On April 19, 2009, outside counsel to the Special Committee and outside counsel to Enterprises and Media had several telephone calls to discuss the status of the Offer. Throughout the day on April 19, 2009, the Special Committee met telephonically several times with its outside counsel and financial advisor to be updated with respect to the developments with respect to the Offer and to discuss various potential alternatives depending on what position Enterprises and Media decided to take with respect to the Offer. During its last meeting on April 19, 2009, after learning from its outside counsel that Enterprises and Media intended to extend the Offer Period for an additional ten business days without increasing the Offer Price, the Special Committee discussed with its outside counsel and financial advisor the various positions that the Special Committee could take with respect to this development in the status of the Offer.

The Special Committee unanimously determined to withdraw its recommendation and to express no opinion and remain neutral with respect to the Offer for the reasons described in this Amendment.

On April 19, 2009, the Board adopted a resolution by unanimous written consent clarifying the Special Committee’s authority to negotiate with Enterprises and Media with respect to the terms of the Offer, including the Offer Price. A copy of the unanimous written consent adopted by the Board is filed as Exhibit (a)(5)(H) to this Amendment and is incorporated herein by reference.

On the morning of April 20, 2009, Enterprises issued a press release announcing an extension of the Offer Period to 12:00 midnight on May 1, 2009. Later that day, the Company issued a press release announcing that the Special Committee had withdrawn its recommendation. A copy of the press release is being filed as Exhibit (a)(2)(D) to this Amendment and incorporated herein by reference. In addition, the Company also filed this Amendment withdrawing its recommendation that the Company’s stockholders accept the Offer and tender their Shares. At this time, the Special Committee has determined to express no opinion and remain neutral with respect to the Offer. However, the Special Committee has not changed its previous determination with respect to the fairness, from a financial point of view, of the Offer Price to the Company’s stockholders (other than Media and Enterprises). The Special Committee reached its decisions for the reasons set forth in Item 4 “Reasons for the Special Committee’s Recommendation” above.

Reasons for the Special Committee’s Recommendation.

All of the paragraphs under the heading “Reasons for the Special Committee’s Recommendation,” are replaced in their entirety with the following:

The Special Committee is withdrawing its recommendation that the Company’s stockholders accept the Offer and tender their Shares. At this time, the Special Committee has determined to express no opinion and remain neutral with respect to the Offer for the following reasons:

Extension of Offer Period. On April 20, 2009, Media and Enterprises extended the Offer Period for an additional ten business days but did not increase the Offer Price.

Clarification of the Special Committee’s Authority. On April 19, 2009, the Board adopted a resolution by unanimous written consent clarifying the Special Committee’s authority to negotiate all terms of the Offer, including the Offer Price.

Discussions of a Possible Increase in the Offer Price. In the course of conversations among the Special Committee and Mr. Dyer with respect to the status of the Offer and the possibility that the majority of the minority condition may not be satisfied, Mr. Dyer informed the Special Committee that Media and Enterprises were giving serious consideration to increasing the Offer Price to $4.20 per Share and that the increased price may not be Media and Enterprises’ best and final offer.

In light of factors described above and the Special Committee’s willingness to negotiate with Media and Enterprises with respect to the Offer Price, the Special Committee is withdrawing its recommendation that the Company’s stockholders accept the Offer and tender their Shares and is now expressing no opinion and remaining neutral with respect to the Offer.

Intent to Tender.

The paragraph under the heading “Intent to Tender,” is replaced in its entirety with the following:

The Company is unaware whether its executive officers, directors and affiliates (other than Media and Enterprises) intend to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options).

Item 7. Purposes of the Transaction and Plans or Proposals.

All of the paragraphs under the heading “Purposes of the Transaction and Plans or Proposals,” are replaced in their entirety with the following:

For the reasons discussed in Item 4 “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation,” the Special Committee is withdrawing its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. At this time, the Special Committee has determined to express no opinion and remain neutral with respect to the Offer. However, the Special Committee has not changed its previous determination with respect to the fairness, from a financial point of view, of the Offer Price to the Company’s stockholders (other than Media and Enterprises).

Except as described in the Schedule 14D-9 or as incorporated in the Schedule 14D-9 by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Media or Enterprises, any of their respective subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger (other than the short-form merger described in the Offer), reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in the Schedule 14D-9, to the knowledge of the Special Committee and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

Litigation.

The paragraph under the heading “Litigation,” is replaced in its entirety as follows:

Subsequent to the announcement of the Offer, a total of four civil actions challenging the transactions contemplated by the Offer were commenced, two in the Delaware Chancery Court (the “Delaware Actions”), one in the Superior Court of Gwinnett County in Georgia (the “Georgia State Action”) and one in the federal district court in Atlanta (the “Georgia Federal Action” and, together with the Delaware Actions and the Georgia State Action, the “Actions”). The first of the Delaware Actions is captioned George Leon v. Cox Radio, Inc., et al., Civil Action No. 4461-VCP (filed March 27, 2009). The second of the Delaware Actions is captioned Coral

Springs Police Pension Fund v. Cox Radio, Inc., et al., Civil Action No. 4463-VCP (filed March 30, 2009). The Delaware Actions have been consolidated under the caption In re Cox Radio, Inc. Shareholders Litigation, Consolidated Civil Action No. 4461-VCP. The Georgia State Action is captioned Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9 (filed March 30, 2009). The Georgia Federal Action is captioned Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC (filed April 8, 2009). In all of the Actions, the Company, its directors and Enterprises are named as defendants. In all of the Actions except the second Delaware Action, Media is also named as a defendant. In each Action, all of the defendants except the Company are accused of having breached their fiduciary duties in connection with the transactions contemplated by the Offer. The Georgia State Action also purports to assert various claims derivatively on behalf of the Company against the Company’s directors, as well as a claim derivatively on behalf of the Company against Enterprises and Media for unjust enrichment. Each of the Actions (except for the portion of the Georgia State Action that is brought derivatively) purports to have been brought on behalf of a class consisting of all of the public stockholders of the Company not affiliated with the defendants. Each of the Actions except the Georgia State Action seeks to enjoin or rescind the transactions contemplated by the Offer. The Georgia State Action seeks to enjoin the transactions contemplated by the Offer. Each Action seeks an award of damages in an unspecified amount. The Special Committee believes that the Actions are without merit. Copies of the complaints described above are filed as Exhibits (a)(5)(D), (a)(5)(E) and (a)(5)(F) to the Schedule 14D-9 and Exhibit (a)(5)(I) to this Amendment, respectively, and are incorporated herein by reference. The Delaware Chancery Court has scheduled a hearing on the plaintiffs’ motion for a preliminary injunction for the afternoon of April 29, 2009. A copy of the consolidated amended complaint with respect to the Delaware Actions is filed as Exhibit (a)(5)(J) to this Amendment and is incorporated herein by reference. On April 14, 2009, the Superior Court of Gwinnett County in Georgia stayed the Georgia State Action until April 30, 2009.

Item 9. Exhibits.

Exhibit Number	Description
*(a)(2)(A)	Letter, dated April 3, 2009, from the Special Committee to the Company’s stockholders.

*(a)(2)(B)	Press release issued by the Company on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(C)	Press release issued by the Company on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer.”

(a)(2)(D)	Press release issued by the Company on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(5)(A)	Letter, dated March 22, 2009, from Enterprises to the Board.

*(a)(5)(B)	Press release issued by the Company on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer.”

*(a)(5)(C)	Opinion of Financial Advisor.

*(a)(5)(D)	George Leon v. Cox Radio, Inc., et al., Civil Action No. 4461-VCP, Delaware Chancery Court (filed March 27, 2009).

*(a)(5)(E)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Civil Action No. 4463-VCP, Delaware Chancery Court (filed March 30, 2009).

*(a)(5)(F)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009).

(a)(5)(G)	Unanimous Written Consent of the Board, dated March 31, 2009.

(a)(5)(H)	Unanimous Written Consent of the Board, dated April 19, 2009.

(a)(5)(I)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 8, 2009).

(a)(5)(J)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009).

*(e)(1)	Promissory Notes, dated December 4, 2003, filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

*	Previously filed as an exhibit to the Company’s Schedule 14D-9 filed with the SEC on April 3, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX RADIO, INC.

By:	/s/ CHARLES L. ODOM
Name:	Charles L. Odom
Title:	Chief Financial Officer

Dated: April 20, 2009